FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 22 February 2022

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

21 February 2022

NatWest Group plc

Commencement of On Market Share Buyback Programme

NatWest Group plc (the “Company” or “NWG”) announces the commencement of its programme to buyback ordinary shares in the Company with a nominal value of £1 each (“Ordinary Shares”).

On 18 February 2022, NWG announced its full year results and a share buyback programme (the “Programme”) of up to £750 million. The Programme will commence on 21 February 2022 and will end no later than 21 July 2022, provided that the term of the Programme may be extended to end no later than 29 July 2022 to account for certain disruption events during the initial term of the Programme.

The Programme, the purpose of which is to reduce the issued share capital of NWG, will be for an aggregate market value equivalent of up to £750 million and will take place within the limitations of the authority granted by shareholders to the Board of NWG at its Annual General Meeting, held on 28 April 2021 (the 2021 Authority). The 2021 Authority is due to expire at the conclusion of the 2022 AGM, or 30 June 2022, whichever is earlier (the Expiry Date). However, as Ordinary Shares are being purchased under the Programme which will have commenced prior to the Expiry Date, the 2021 Authority allows purchases to continue after such date and, therefore, up to 29 July 2022.

The maximum number of Ordinary Shares that can be purchased by NWG under the Programme is 817,046,082. This number reflects the impact on the 2021 Authority of the reduction in issued share capital following the off-market buyback announced on 19 March 2021. It is further reduced by the number of shares purchased by the Company under its previous share buyback programme announced on 30 July 2021.

NWG has entered into non-discretionary instructions with UBS AG, London Branch to conduct the Programme on its behalf and to make trading decisions under the Programme independently of NWG.

NWG intends to cancel the repurchased Ordinary Shares.

Further information:

Investor Relations

+ 44 (0)207 672 1758

Media Relations

+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Disclaimer

This announcement is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

No Purchases in the United States and No Purchases of American Depositary Receipts (“ADRs”)

Purchases of Ordinary Shares under the Programme will be made outside the United States only. There will be no purchases of Ordinary Shares from within the United States or from persons known to be located in the United States, and there will be no purchases of the Company’s ADRs under the Programme.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	22 February 2022	By:
			Name:	Gary Moore
			Title:	Assistant Secretary